SECURITIES AND EXCHANGE COMMISSION

06003170

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SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH., D.C. 192

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 44466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AMERICAN HERITAGE SECURITIES, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
655 WEST MARKET STREET
(No. and Street)

AKRON, OHIO 44303
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EDGAR G INGRAHAM 330-535-0881
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LUX & ASSOCIATES, CPA INC. LUX, RALPH EDWARD
(Name — *if individual, state last, first, middle name*)

867 MOE DRIVE SUITE E AKRON, OH 44310
(Address) (City) (State) Zip Code)

CHECK ONE:

- XX ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 15 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

5/12/06

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDGAR G INGRAHAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN HERITAGE SECURITIES INC, as of DECEMBER 31, 19 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JOY D. YOHO, Notary Public
Residence - Portage County
State of Ohio
My Commission Expires Dec. 18, 2007

NOTARIAL SEAL STATE OF OHIO

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☐ XX (a) Facing page.
- ☐ XX (b) Statement of Financial Condition. / BALANCE SHEET
- ☐ XX (c) Statement of Income (Loss).
- ☐ XX (d) Statement of Changes in Financial Condition.
- ☐ XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ XX (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. NOT APPLICABLE
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. NOT APPLICABLE
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 NOT APPLICABLE
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. NOT APPLICABLE
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. NOT APPLICABLE
- XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN HERITAGE SECURITIES, INC.
Akron, Ohio

AUDITED FINANCIAL STATEMENT
with
Accountant's Audited Report

for the
Year Ended December 31, 2005

LUX & ASSOCIATES CPA, INC.

867 Moe Drive Suite E
Akron, Ohio 44310
(330) 633-5259
Fax (330) 630-0447
www.luxcpa.com

CPA'S, CONSULTANTS & BUSINESS DEVELOPMENT SPECIALISTS

Board of Directors
American Heritage Securities, Inc.
Akron, Ohio 44308

We have examined the Balance Sheet of American Heritage Securities, Inc. as of December 31, 2005, and the related Statements of Income, Retained Earnings, and Changes in Financial Position for the year then ended. Our examination was made in accordance with generally accepted auditing standards, and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

These statements are to comply with the annual audit report required by the Securities and Exchange Commission form X-17A-5 Part III. In addition to the above listed statements this report also includes a Statement of Changes in Liabilities, and a computation of Net Capital.

In our opinion the aforementioned financial statements, computations, and supplemental findings, present fairly the financial position of American Heritage Securities, Inc. at December 31, 2005 and the results of its operation and the changes in financial position for the year then ended in conformity with generally accepted accounting principles.

Lux & Associates CPA Inc.

February 11, 2006

Dennis Lux, Accounting / Management Services **Ralph Lux,** Tax / Financial Services

AMERICAN HERITAGE SECURITIES INC
Balance Sheet
As Of December 31, 2005

ASSETS

CURRENT ASSETS		
Cash On Hand And In Banks	$	70,278
Accounts Receivable		8,014
Cash Deposit-CRD		305
TOTAL CURRENT ASSETS		78,597
FIXED ASSETS		
Automobile		30,943
Furniture and Fixtures		31,129
Less Accumulated Depreciation		(47,225)
TOTAL FIXED ASSETS		14,847
OTHER ASSETS		
Deposits-Clearing		21,099
Investment		29,288
Notes receivable - long term		174,267
Security Deposits		2,200
TOTAL OTHER ASSETS		226,854
TOTAL ASSETS	$	320,298

LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable-Trade	$	2,837
Accrued Payroll		1,774
Withheld and Accrued Payroll Taxes		6,368
TOTAL CURRENT LIABILITIES		10,979
STOCKHOLDER'S EQUITY		
Capital Stock		45,000
Retained Earnings		264,319
TOTAL STOCKHOLDER'S EQUITY		309,319
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$	320,298

AMERICAN HERITAGE SECURITIES INC
STATEMENT OF RETAINED EARNINGS
For The Year Ended December 31, 2005

BEGINNING RETAINED EARNINGS	$	250,967
DIVIDENDS PAID		(30,000)
NET INCOME (LOSS)		43,352
ENDING RETAINED EARNINGS	$	264,319

See accompanying notes and accountants' report

AMERICAN HERITAGE SECURITIES INC
Statement of Income
For The Year Ended December 31, 2005

			%
REVENUE			
Commissions Earned	$	120,767	51.67
Miscellaneous Income		112,941	48.33
TOTAL REVENUE		233,708	100.00
OPERATING EXPENSES			
Salaries and Wages		43,786	18.74
Automobile Expense		1,222	0.52
Commission Expense		98,630	42.20
Dues and Subscriptions		331	0.14
Insurance		467	0.20
Legal and Accounting		805	0.34
Office & Postage		1,962	0.84
Other Operating Expenses		546	0.23
Payroll Taxes		6,927	2.96
Professional Development		293	0.13
Rents		26,280	11.24
Repairs and Maintenance		1,112	0.48
Travel		371	0.16
Utilities		1,806	0.77
Information Services		3,661	1.57
Pension Plan		1,312	0.56
TOTAL OPERATING EXPENSES		189,511	81.09
INCOME (LOSS) FROM OPERATIONS		44,197	18.91
OTHER INCOME and (EXPENSE)			
Depreciation-Section 179 Write-Off		(2,119)	(0.91)
Interest/Dividend Income		12,444	5.32
Mark to the Market		(3,386)	(1.45)
TOTAL OTHER INCOME AND (EXPENSE)		6,939	2.97
INCOME (LOSS) BEFORE TAXES		51,136	21.88
PROVISION FOR TAXES			
Provision For Federal Income Tax		7,784	3.33
TOTAL PROVISION FOR TAXES		7,784	3.33
NET INCOME (LOSS)	$	43,352	18.55

See accompanying notes and accountants' report

AMERICAN HERITAGE SECURITIES, INC.
STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ 43,352.	
ADJUSTMENT TO RECONCILE NET INCOME (LOSS) TO NET CASH:		
Depreciation-Section 179 write off	2,119.	
(Increase) Decrease In:		
Accounts Receivable	(3,378.)	
Other Assets	14,564.	
Increase (Decrease) In:		
Accounts Payable	(3,719.)	
Accrued & Withheld Taxes & Expenses	6,026.	
NET CASH PROVIDED (USED) BY OPERATIONS		$ 58,964.
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets	(2,119.)	
Payment of dividends	(30,000.)	
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		$(32,119.)
NET INCREASE (DECREASE) IN CASH		$ 26,845.
CASH AT BEGINNING OF PERIOD		43,433.
CASH AT END OF PERIOD		$ 70,278.

See accompanying notes and accountants' report

AMERICAN HERITAGE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2005

A) INCORPORATION AND ACCOUNTING INFORMATION:

The company is incorporated under the laws of the State of Ohio. It located the principal office in Akron, Ohio and was authorized to do business as of December 17, 1991. Capital stock was issued on January 6, 1992. The books, records and income tax return are maintained on the accrual method of accounting.

B) EQUIPMENT AND DEPRECIATION:

Equipment is carried at cost. When retired or otherwise disposed of, the related carrying value and accumulated depreciation are cleared from the respective accounts and the net difference less any amount realized from the disposition is reflected in earnings.

Maintenance and repairs, including the replacement of minor items are expenses as incurred, and major additions to equipment are capitalized. Depreciation is calculated on the straight-line, ACRS or MACRS method over the estimated useful life of the assets. The company also takes advantage of the IRS section 179 regulation permitting a total write-off of assets during the year of acquisition within certain dollar limits. The current year depreciation charged to expense is $ -0-. The section 179 write-off of assets for the current year is $ 2,119.

C) NOTES RECEIVABLE:

During the year the corporation loaned money to a officer-shareholder over a ten year period at current market interest rates, with a monthly amortization schedule which is proper and current.

D) TAXES ON INCOME:

On the profit of $ 51,136. the company has a federal income tax due of $ 7,784.

E) LEASES:

During the year the corporation relocated the operation into a office building owed by the officer-shareholder, and has entered into a initial three year lease agreement at competitive market rates.

AMERICAN HERITAGE SECURITIES INC 8-029678

STATEMENT OF CHANGES

FOR THE YEAR ENDED DECEMBER 31, 2005

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		295,967	[4240]
	A. Net income (loss)		43,352	[4250]
	B. Additions (includes non-conforming capital of	[4262])		[4260]
	C. Deductions (includes non-conforming capital of DIVIDENDS PAID	[4272])	-30,000	[4270]
2.	Balance, end of period (From item 1800)		309,319	[4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A. Increases		[4310]
	B. Decreases		[4320]
4.	Balance, end of period (From item 3520)	0	[43"

AMERICAN HERITAGE SECURITIES INC 8-029678

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		309,319 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		309,319 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		309,319 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	191,134 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-191,314 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		118,005 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		
	1. **Exempted securities**	[3735]	
	2. **Debt securities**	[3733]	
	3. **Options**	[3730]	
	4. **Other securities**	[3734]	

AMERICAN HERITAGE SECURITIES INC 8-029678

D. Undue Concentration		[3650]		
E. Other (List)				
	[3736A]	[3736B]		
	[3736C]	[3736D]		
	[3736E]	[3736F]		
		0 [3736]	-5,055	[3740]
10. Net Capital			112,950	[3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	732	[3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000	[3758]
13. Net capital requirement (greater of line 11 or 12)	5,000	[3760]
14. Excess net capital (line 10 less 13)	107,950	[3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	112,218	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			10,979	[3790]
17. Add:				
A. **Drafts for immediate credit**		[3800]		
B. **Market value of securities borrowed for which no equivalent value is paid or credited**		[3810]		
C. **Other unrecorded amounts(List)**				
	[3820A]	[3820B]		
	[3820C]	[3820D]		
	[3820E]	[3820F]		
		0 [3820]		0 [3830]
19. Total aggregate indebtedness			10,979	[3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 10	[3850]